Filed pursuant to Rule 433 | Registration Statement Nos. 333-162193 and 333-162193-01

RBS The Royal Bank of Scotland

RBS Exchange Traded Notes
Frequently Asked Questions

What are RBS Exchange Traded Notes?

RBS Exchange Traded Notes (ETNs) are unsecured and unsubordinated obligations of The Royal Bank of Scotland N.V. (RBS N.V.). RBS ETNs are fully and unconditionally guaranteed by RBS Holdings N.V. The returns on RBS ETNs are linked to the performance of an underlying market measure(s). RBS ETNs are registered with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, and are listed on a U.S. securities exchange.

How do ETNs differ from ETFs and Mutual Funds?

ETNs, ETFs and mutual funds all derive their value from their underlying market measure(s). However, there are key differences between ETNs, ETFs and mutual funds.

	RBS ETNs	ETFs	Mutual Funds
Type of Security	The securities are unsecured and unsubordinated obligations of the issuer. Securities are registered under the Securities Act of 1933.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.	Equity securities of the issuer. Securities are registered under the Securities Act of 1933 and issuer is registered under the Investment Company Act of 1940.
Legal Structure and Ownership	Unsecured and unsubordinated obligations of the issuer with no rights to any specified pool of assets	Equity ownership in the investment company.	Equity ownership in the investment company.
Investor Fees	Annual investor fees apply. Fee amount depends on the ETN. Brokerage commissions will apply when ETNs are bought or sold.	Investors bear management fees and operating expenses, which will vary by ETF. Brokerage commissions will apply when ETF shares are bought or sold.	Investors bear management fees and operating expenses, which will vary by mutual fund. Investors may also pay or bear sales loads (front-end or deferred), redemption fees, account fees, purchase fees and/or distribution and service fees.
Primary Risk	Issuer credit risk and market risk.	Tracking error and market risk.	Market risk and, in the case of index mutual funds, tracking error.
Liquidity – Exchange	Securities may be sold on an exchange intraday at market price.	Securities may be sold on an exchange intraday at market price.	No exchange liquidity.
Liquidity – Repurchase/ Redemption	ETNs are repurchasable daily via broker-dealers at a specified repurchase price, subject to minimum size requirements. We may charge a repurchase fee in connection with certain ETNs.	Retail investors may not redeem. Only broker-dealers that agree to act as “authorized participants” (APs) of the ETF may redeem. ETF shares are redeemable daily by APs at the net asset value (NAV), calculated as of the closed of business, subject to minimum size requirements. APs must pay transaction fees in order to redeem.	Redeemable daily at the net asset value (NAV) of the mutual fund calculated as of the close of business. Certain investor fees may be payable upon redemption.
Distributions	Most ETNs do not pay periodic distributions. We may make periodic distributions on certain ETNs.	Yes (dividends/distributions by underlying portfolio securities held by the ETF).	Yes (dividends/distributions by underlying portfolio securities held by the mutual fund).

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	RBS ETNs	ETFs	Mutual Funds
Maturity	Typically 10-30 years.	Unlimited.	Unlimited.
Short Sales	Available subject to SEC rules.	Available subject to SEC rules.	No.
Voting Rights	No, except for changes to the terms of the ETN.	Yes.	Yes.
Tax	Depends on the underlying market measure(s), coupon payments, if any, and when the ETN is sold, redeemed or matures, among other factors.	Depends on the assets held by the ETF, distributions by the ETF and when the ETF shares are sold or redeemed, among other factors.	Depends on the assets held by the mutual funds, distributions by the mutual fund and when the mutual fund shares are sold or redeemed, among other factors.

What are some of the market measures to which an RBS ETN can be linked?

The return on RBS ETNs can be linked to underlying market measures across various asset classes, such as equity or commodity indices, bond futures indices, and currencies. The underlying market measure(s) to which your ETN is linked will be described in the pricing supplement and prospectus applicable to your RBS ETN.

How do I buy or sell an RBS ETN?

RBS ETNs are listed and traded on a U.S. securities exchange, and can be bought and sold during trading hours. You can buy RBS ETNs through your broker, your financial advisor or an online trading platform. If an active secondary market develops, we expect that most purchases and sales of RBS ETNs will occur in the secondary market during trading hours, in the same way as you would buy or sell stocks. However, there is no guarantee that an active secondary market will develop, and we are not required to maintain any listing of the ETNs on any securities exchange. You can also offer your RBS ETNs to be repurchased by RBS N.V. before the maturity date, as described below.

What happens if I buy and hold an RBS ETN to its maturity?

If you own an RBS ETN on its maturity date, RBS N.V., the issuer, will pay you an amount in cash equal to the redemption value of your ETN. The redemption value of an ETN will depend on the performance of the underlying market measure(s) to which the ETN is linked, less the applicable investor fees. Any payment at maturity of the ETNs is subject to the ability of RBS N.V. and, in the case of the guarantee, RBS Holdings N.V., to satisfy their obligations when due.

Can I offer my RBS ETNs for repurchase by RBS N.V. before their maturity date?

If you own a minimum amount of a specific RBS ETN, you can offer to have your ETNs repurchased by RBS N.V. at the redemption value through your broker, provided that your broker offers at least a minimum amount for repurchase. This minimum amount, and the procedures that your broker will have to follow in order to have ETNs repurchased by RBS N.V., will be stated in the pricing supplement and prospectus related to your ETNs. However, the amount of any specific ETNs outstanding at any time may be less than the minimum amount you would be required to offer in order to have your ETNs repurchased.

What is the redemption value of an RBS ETN?

The redemption value of an RBS ETN means the amount that would be payable by RBS N.V., as the issuer, to the investor if the ETN were to be repurchased or redeemed by RBS N.V. either prior to or on the maturity date. The redemption value for an RBS ETN on any given day will depend on the performance of the underlying market measure(s) to which the ETN is linked, less the applicable investor fee and repurchase fee. The applicable pricing supplement and prospectus describe how this amount is determined for the relevant RBS ETNs. The intraday daily indicative value for each outstanding RBS ETN will be published on major market data vendor platforms, and the daily redemption value for each outstanding RBS ETN will be published on www.rbs.com/etnUS. Information contained on that website is not incorporated by reference in, and should not be considered a part of, this document.

What is the difference between the market price of an RBS ETN and its redemption value?

The market price of an RBS ETN is the bid or ask price for that ETN as quoted on the relevant U.S. securities exchange on which the ETN is listed. As with stocks, the market price of an ETN will depend on the supply and demand for that ETN, as well various other factors, including market conditions and the issuer's actual or perceived creditworthiness. The redemption value of an RBS ETN, however, is calculated by RBS Securities Inc., as calculation agent, based on the performance of the underlying market measure(s), reduced by the applicable investor fee, in accordance with a pre-determined formula. The redemption value will not fluctuate based on the supply or demand for the RBS ETNs as traded on the U.S. securities exchange, nor will it fluctuate in response to any changes in the issuer's credit ratings. However, market conditions may have an impact on the performance of the underlying market measure(s) to which the RBS ETN is linked, and therefore may have an impact on the redemption value of the ETN. There may be significant differences between the intraday market prices of an RBS ETN and the daily redemption value of that ETN as a result of market movements and other factors.

Can an RBS ETN trade at a premium or discount to its redemption value?

Yes. The market price for an RBS ETN may, at any time, be higher or lower than its redemption value for various reasons. For example, market or other factors could potentially prevent RBS N.V. from issuing additional securities of existing RBS ETNs, which may result in increased demand for those ETNs, causing those ETNs to trade at a premium in the secondary market. Conversely, events such as an issuer credit rating downgrade may adversely impact the market price of RBS ETNs, causing it to trade at a discount to their redemption value. The daily repurchase feature described above is intended to induce arbitrageurs to counteract any trading of the RBS ETNs at a discount to their indicative value. However, we cannot assure you that arbitrageurs will use the repurchase feature in this manner.

What is the tax treatment of an investment in an RBS ETN?

You should review carefully the section in the applicable pricing supplement entitled "U.S. Federal Income Tax Consequences."

What are some of the key risks to investing in RBS ETNs?

The applicable pricing supplement and prospectus for your RBS ETNs will describe material risks related to an investment in RBS ETNs. These risks include the following:

• Credit risk of the issuer. All payments on RBS ETNs will depend on the ability of RBS N.V., as issuer, to pay its obligations when due. RBS ETNs are also fully and unconditionally guaranteed by RBS Holdings N.V. As such, if RBS N.V. fails to make any required payments on the ETNs, your receipt of such payments will depend on the ability of RBS Holdings N.V. to pay its obligations.

• Risk of loss. RBS ETNs do not guarantee any return to you of the principal invested. You may receive less than the principal amount of your ETNs at maturity or upon repurchase or redemption by the issuer. If you sell your ETNs in the secondary market, you may receive less than you paid for them.

• No periodic income. RBS ETNs do not pay interest or make any periodic distributions, unless otherwise specifically provided in the applicable pricing supplement. You will not receive any income during the term of your investment in an RBS ETN.

• Market risk. The return on an RBS ETN will depend on the performance of the underlying market measure(s) to which it is linked. The underlying market measure(s) may perform poorly, resulting in no return to an investor.

- Investor fee. The amount payable at maturity or upon early repurchase or redemption of your ETNs is reduced by the aggregate investor fee applicable to your ETNs. As a result, the level of the underlying market measure(s) to which your ETNs are linked must increase by an amount sufficient to offset such reduction in order for you to receive at least the principal amount of your investment at maturity or upon early repurchase or redemption. If the level of the underlying market measure(s) decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon early repurchase or redemption.

- Liquidity risk. Even though RBS ETNs are expected to be listed on a U.S. securities exchange, there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS N.V. is not required to maintain any listing of RBS ETNs on any securities exchange.

- Restrictions on your ability to offer RBS ETNs for repurchase by the issuer. Through your broker, you may offer RBS ETNs for repurchase by RBS N.V. only if minimum amounts are offered and procedures are followed.

- Call risk. RBS N.V. also has the right to redeem your ETNs at its option. If RBS N.V. elects to repurchase your ETNs at its option, you may not be able to reinvest the proceeds that you receive in another investment comparable to the RBS ETNs.

- Uncertain tax treatment. Significant aspects of the U.S. federal income tax treatment of the ETNs are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the applicable pricing supplement.

What else should I consider?

RBS ETNs are not suitable for all investors. Before buying an RBS ETN, you should carefully read the applicable pricing supplement and prospectus, which contains a description of the material terms of the RBS ETNs, including risks that you should consider. You should not buy any RBS ETNs if you are not willing to risk losing some or all of your investment, if you want an income stream, or if you are unwilling to be exposed to fluctuations in the market price of your ETNs and the performance of the underlying market measure to which your ETN is linked.

Dated December 3, 2010